Filed by Vast Solar Pty Ltd
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Nabors Energy Transition Corp.
Commission File No.: 001-41073

Vast – an Australian cleantech success story

•	Australia’s clean energy industry received a boost after Vast, a leader in concentrated solar thermal power (CSP), announced today it will go public through a business combination with Nabors Energy Transition Corp. (NETC).

•	While remaining headquartered in Australia, the combined entity will be named Vast and is expected to be listed on the New York Stock Exchange (NYSE) under the ticker symbol “VSTE”.

•	NETC is an affiliate of Nabors Industries Ltd (“Nabors”) (NYSE: NBR), a leading provider of advanced technology for the energy industry, located in 15+ countries globally, providing oil and gas drilling contracting services valued at over $3.5 billion in enterprise value. This transaction underscores Nabors’ commitment to the energy transition, extending its existing work on internal technology development and venture investments in clean, baseload and scalable energy technologies, and it offers the opportunity to leverage Nabors’ global supply chain and operational footprint, advanced engineering and manufacturing capabilities, as well as its significant expertise in robotics and automation.

•	Vast’s CSP technology collects and stores the sun’s energy during the day for delivery at any time, making around-the-clock, reliable, clean power a reality. Vast’s proprietary next-generation CSP system provides clean, dispatchable renewable energy for utility-scale power, industrial heat and clean fuel production applications.

•	The proposed business combination will accelerate the global deployment of Vast’s internationally-awarded, Australian-made CSP technology. Vast has deliberately sought access to overseas capital as well as domestically to help speed up development of this exciting industry.

•	For Australia, the announcement has potential to bring inward investment, create jobs, and reduce emissions. It could also be a catalyst for a world-leading CSP industry, and help Australia become a clean energy export superpower.

•	The support of the Australian government has been critical to getting Vast to this point and the transaction recognises the strength of, and interest in, Australia’s renewables industry.

•	The Australian Renewable Energy Agency (ARENA) continues to support Vast and its pipeline of Australian projects, including VS1 and SM1, and the business combination will help to bring international capital to these projects and support Vast’s growth.

•	ARENA has supported Vast’s technology since 2012, including through the provision of $9.9 million in funding towards the 1.1 MW CSP Pilot Plant in Jemalong, New South Wales.

•	Announced this week, ARENA has approved $65 million in funding to Vast to construct VS1, a first-of-a-kind 30 MW / 288 MWh concentrated solar power (CSP) plant in Port Augusta, South Australia. This project will create up to 450 jobs in the construction phase. Additionally, the Port Augusta demonstration plant will enable the creation of up to 70 on-going jobs in long-term manufacturing, plant operations and maintenance roles.

•	Vast also this month was selected to receive AUD$19.48m and EUR13.2m funding from HyGATE, a collaboration between the Australian and German governments, for Solar Methanol 1 (SM1), a Vast-led Consortium that will help to decarbonise hard-to-abate industries, including shipping and aviation.

•	As well as the Australian government, Vast has collaborated with Australian research institutions and universities to develop and refine its world-leading technology. Vast expects its technology to play as important a role in the energy transition, while ensuring Australia shares in the benefits of its cleantech innovation.

•	Vast is currently working with state and federal governments to identify the site of its first full-scale manufacturing facility, which will produce Vast Australian designed and made CSP technology.

Located in more than 15 countries, Nabors is a global leader in advanced technology for the energy industry, providing oil and gas drilling contracting services valued at over $3.5 billion in enterprise value.

Important Information for Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the proposed business combination, Vast Solar Pty Ltd (“Vast”) will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed business combination and (ii) a preliminary proxy statement of Nabors Energy Transition Corp (“NETC”) to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for vote by NETC’s shareholders with respect to the proposed business combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors Industries Ltd. (“Nabors”), Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed business combination. Information about the directors and executive officers of NETC is set forth in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 28, 2022. To the extent that holdings of NETC’s securities have changed since the amounts printed in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC’s and Vast’s ability to consummate the proposed Business Combination, the benefits of the proposed Business Combination and NETC’s and Vast’s future financial performance following the proposed Business Combination, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination or the convertible debt and equity financings contemplated in connection with the proposed Business Combination (the “Financing”) in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination or the Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast’s shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section of the Appendix titled "Summary Risk Factors" attached to this Presentation and will be set forth in the section titled "Risk Factors" in the proxy statement/prospectus that will be filed with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the proposed Business Combination. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETC’s expectations can be found in NETC’s periodic filings with the SEC, including NETC’s Annual Report on Form 10-K filed with the SEC on March 28, 2022 and any subsequently filed Quarterly Reports on Form 10-Q. NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.